

06007456

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 4/1/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 2 0 2006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 50746

REPORT FOR THE PERIOD BEGINNING_____**01/01/05**_____ AND ENDING_____**12/31/05**_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Summit Capital Investment Group, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

350 Cayuga Road
(No. and Street)

Cheektowaga	**NY**	**14225**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angelo Alleca   **(716) 812-9807**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Angelo Alleca__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Summit Capital Investment Group, Inc.__ , as of __December 31__ , 20__05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
F BILL BILLIMORIA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/20/09

_____
Signature

__FIN OP__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT CAPITAL INVESTMENT GROUP, INC.

REPORT PURSUANT TO RULE 17A-5(d)

YEAR ENDED DECEMBER 31, 2005

SUMMIT CAPITAL INVESTMENT GROUP, INC.

TABLE OF CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET · SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Summit Capital Investment Group, Inc.

We have audited the accompanying statement of financial condition of Summit Capital Investment Group, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summit Capital Investment Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 28, 2006

msi Legal & Accounting
Network Worldwide

Spicer Jeffries is a member of MSI, a network of independent professional firms.

SUMMIT CAPITAL INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash		$ 2,055
Receivables from brokers:		
Profit participation fees	100,000	
Commissions	3,842	103,842
Clearing deposit		50,345
Total assets		$ **156,242**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable	$ 3,606

COMMITMENT AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY (Note 3):

Common stock, $1 par value; 850 shares authorized, 100 issued and outstanding	100
Additional paid in capital	74,900
Retained earnings	77,636
Total stockholder's equity	152,636
Total liabilities and stockholder's equity	$ **156,242**

The accompanying notes are an integral part of this statement.

4

SUMMIT CAPITAL INVESTMENT GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES:

Profit from participation agreement	$	696,258
Commissions		72,087
Interest		442
Total revenues		768,787

EXPENSES:

Clearing charges	452,484
Salaries and related costs	138,879
Management fees (Note 2)	124,109
Profit participation fees	92,114
General and administrative	29,203
Total expenses	836,789

LOSS BEFORE INCOME TAXES		(68,002)
INCOME TAX BENEFIT (Note 4)		49,500
NET LOSS	$	**(18,502)**

The accompanying notes are an integral part of this statement.

SUMMIT CAPITAL INVESTMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

| | Common Stock | | Additional Paid-In Capital | Retained Earnings |
	Shares	Amount		
BALANCES, December 31, 2004	100	$ 100	$ 74,900	$ 96,138
Net loss	-	-	-	(18,502)
BALANCES, December 31, 2005	100	$ 100	$ 74,900	$ 77,636

The accompanying notes are an integral part of this statement.


SUMMIT CAPITAL INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005


CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (18,502)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in deferred income taxes	(44,000)
Decrease in income taxes payable	(5,500)
Decrease in receivables from brokers	195,458
Increase in clearing deposit	(238)
Decrease in accounts payable	(127,180)
Net cash provided by operating activities	38
CASH, at beginning of year	2,017
CASH, at end of year	$ 2,055

The accompanying notes are an integral part of this statement.

7

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization of Business

Summit Capital Investment Group, Inc. (the "Company"), a wholly owned subsidiary of Summit Capital Holdings, Inc. (the "Parent"), was incorporated in 2002, and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company acts primarily as a participant with another broker-dealer in profits generated from customer transactions. To a lesser extent, the Company also acts in an agency capacity, buying and selling securities for its customers and charging a commission.

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore, is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(ii).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMIT CAPITAL INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
(continued)

Fair Value of Financial Instruments

The Company's financial instruments, including cash, deposits with clearing broker, receivables and accounts payable and accrued liabilities are carried at amounts that approximate fair value due to the short-term nature of the instruments.

NOTE 2 - *RELATED PARTY TRANSACTIONS*

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs operating expenses and provides facilities for the Company in consideration of a management fee. For the year ended December 31, 2005, the Company incurred $124,109 of management fees.

NOTE 3 - *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $52,636 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.07 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - *INCOME TAXES*

The Company has an unused net operating loss carryforward for income tax purposes of approximately $151,000 available to offset future taxable income which expires in the years 2021 through 2025. These net operating loss carryforwards may result in future income tax benefits of approximately $56,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. During the year ended December 31, 2005, an income tax benefit of $49,500 was recognized in the statement of operations due to an over accrual of income taxes in prior years.

*NOTE 5 -   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND
            CONTINGENCIES*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY INFORMATION


SUMMIT CAPITAL INVESTMENT GROUP, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2005


CREDIT:
    Stockholder's equity $ 152,636

DEBIT:
    Nonallowable asset:
        Receivable from broker   100,000

NET CAPITAL   52,636

Minimum requirements of 6-2/3% of aggregate indebtedness of
    $3,606 or $5,000, whichever is greater   5,000

    Excess net capital $ **47,636**

AGGREGATE INDEBTEDNESS:
    Accounts payable $ **3,606**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   **0.07 to 1**

SUMMIT CAPITAL INVESTMENT GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2005

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING		$ 45,070
Adjustments:		
Decrease in receivable from broker-profit participation fees		4,317
Increase in stockholder's equity:		
Increase in income tax benefit	49,500	
Miscellaneous items	3,249	52,749
Decrease in deferred tax payable		(49,500)
		7,566
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)		$ 52,636



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Summit Capital Investment Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of Summit Capital Investment Group, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Summit Capital Investment Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



msi Legal & Accounting
Network Worldwide

Spicer Jeffries is a member of MSI, a network of independent professional firms.

13

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Summit Capital Investment Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Summit Capital Investment Group, Inc., for the year ended December 31, 2005, and this report does not affect our report thereon dated February 28, 2006. The material weakness arose from not keeping books and records on a current basis and making periodic written computations of aggregate indebtedness and net capital under rule 17a-(3)(11). Summit Capital Investment Group, Inc. has engaged an individual to maintain and supervise its books and records on a current basis and prepare periodic written computations of aggregate indebtedness and net capital under rule 17a(3)(11).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives except those procedures relating to the books and records and making periodic written computations of aggregate indebtedness and net capital under rule 17a(3)(11) which were determined to be a material inadequacy as described above in the preceding paragraph.

In addition, our review indicated that Summit Capital Investment Group, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 28, 2006

14